UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                       THE WELLCARE MANAGEMENT GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    949470108
                                    ---------
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                            New York, New York 10005
                                 (212) 493-8400
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 11, 1999
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13-d1(g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         949470108

1        NAME OF REPORTING PERSON

         THE 1818 FUND II, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         DELAWARE

     NUMBER OF              7    SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY            8    SHARED VOTING POWER
      OWNED BY                   11,250,000*/ (assuming full conversion of the
        EACH                     Senior Convertible Preferred Stock, Series B
     REPORTING                   ("Series B Preferred Stock"))
    PERSON WITH             9    SOLE DISPOSITIVE POWER
                                 -0-
                           10    SHARED DISPOSITIVE POWER
                                 11,250,000*/ (assuming full conversion of the Series B Preferred Stock)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000*/ (assuming full conversion of the Series B Preferred Stock)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

-------------------------
*/       This number includes the number of shares of Common Stock, par value
- $0.01 per share ("Common Stock"), of the WellCare Management Group, Inc. (the "Company") issuable upon conversion of the Series B Preferred Stock plus the number of shares of Common Stock currently owned by The 1818 Fund II, L.P. (the "Fund").

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.6%*/
              -

14       TYPE OF REPORTING PERSON
         PN

-------------------------
*/       This percentage is based upon the number of shares of Common Stock
- outstanding on May 28, 1999, which the Company represented was 6,635,999, plus the total number of shares of Common Stock into which the Series B Preferred Stock are convertible. If the percentage were also based on the number of shares of Common Stock issuable upon the conversion of shares of Senior Convertible Preferred Stock, Series A ("Series A Preferred Stock"), owned by Kiran C. Patel, which is 9,288,200 shares of Common Stock (subject to certain adjustments), the percentage owned by the Fund would be 43.4%.

CUSIP No.         949470108

1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK

     NUMBER OF              7    SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY            8    SHARED VOTING POWER
      OWNED BY                   11,250,000*/ (assuming full conversion of the
        EACH                     Series B Preferred Stock)
     REPORTING              9    SOLE DISPOSITIVE POWER
   PERSON WITH                   -0-
                           10    SHARED DISPOSITIVE POWER
                                 11,250,000*/ (assuming full conversion of the Series B Preferred Stock)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000*/ (assuming full conversion of the Series B Preferred Stock)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

-------------------------
*/       This number includes the number of shares of Common Stock issuable upon
- conversion of the Series B Preferred Stock plus the number of shares of Common Stock currently owned by the Fund.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.6%*/
              -

14       TYPE OF REPORTING PERSON
         PN


-------------------------
*/       This percentage is based upon the number of shares of Common Stock
- outstanding on May 28, 1999, which the Company represented was 6,635,999 plus the total number of shares of Common Stock into which the Series B Preferred Stock are convertible. If the percentage were also based on the number of shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned by Kiran C. Patel, which is 9,288,200 shares of Common Stock (subject to certain adjustments), the percentage owned by the Fund would be 43.4%.

CUSIP No.         949470108

1        NAME OF REPORTING PERSON

         T. MICHAEL LONG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA

     NUMBER OF              7    SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY            8    SHARED VOTING POWER
      OWNED BY                   11,250,000*/ (assuming full conversion of the
        EACH                     Series B Preferred Stock)
     REPORTING              9    SOLE DISPOSITIVE POWER
    PERSON WITH                  -0-
                           10    SHARED DISPOSITIVE POWER
                                 11,250,000*/ (assuming full conversion of the Series B Preferred Stock)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000*/ (assuming full conversion of the Series B Preferred Stock)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------
*/       This number includes the number of shares of Common Stock issuable upon
- conversion of the Series B Preferred Stock plus the number of shares of Common Stock currently owned by the Fund.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.6*/
             -

14       TYPE OF REPORTING PERSON
         IN

-------------------------
*/       This percentage is based upon the number of shares of Common Stock
- outstanding on May 28, 1999, which the Company represented was 6,635,999 plus the total number of shares of Common Stock into which the Series B Preferred Stock are convertible. If the percentage were also based on the number of shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned by Kiran C. Patel, which is 9,288,200 shares of Common Stock (subject to certain adjustments), the percentage owned by the Fund would be 43.4%.

CUSIP No.         949470108

1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA

     NUMBER OF              7    SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY            8    SHARED VOTING POWER
      OWNED BY                   11,250,000*/ (assuming full conversion of the
        EACH                     Series B Preferred Stock)
     REPORTING              9    SOLE DISPOSITIVE POWER
    PERSON WITH                  -0-
                           10    SHARED DISPOSITIVE POWER
                                 11,250,000*/ (assuming full conversion of the Series B Preferred Stock)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000*/ (assuming full conversion of the Series B Preferred Stock)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------
*/       This number includes the number of shares of Common Stock issuable upon
- conversion of the Series B Preferred Stock plus the number of shares of Common Stock currently owned by the Fund.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.6%*/
              -

14       TYPE OF REPORTING PERSON
         IN

-------------------------
*/       This percentage is based upon the number of shares of Common Stock
- outstanding on May 28, 1999, which the Company represented was 6,635,999 plus the total number of shares of Common Stock into which the Series B Preferred Stock are convertible. If the percentage were also based on the number of shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock owned by Kiran C. Patel, which is 9,288,200 shares of Common Stock (subject to certain adjustments), the percentage owned by the Fund would be 43.4%.

                  This statement constitutes Amendment No. 3 to a statement on
Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 (the "Schedule 13D"), filed with the Securities and Exchange Commission with respect to the Common Stock, par value $.01 per share, of The WellCare Management Group, Inc., on behalf of The 1818 Fund II, L.P., Brown Brothers Harriman & Co., T. Michael Long and Lawrence C. Tucker.

                  The information set forth in the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.           Security and Issuer.

                  Item 1 is hereby amended and restated in its entirety to read as follows:

                  The securities to which this Statement on Schedule 13D relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of The WellCare Management Group, Inc., a New York corporation (the "Company"), whose principal executive office is located at Park West/Hurley Avenue Extension, Kingston, New York 12401. Although no person identified in Item 2 has acquired more than 1,250,000 shares of Common Stock, such persons may be deemed to be the beneficial owners of additional shares of Common Stock reported in
Item 5 by virtue of their acquisition of beneficial ownership of 100,000 shares of Senior Convertible Preferred Stock Series B, par value $.01 per share, of the Company ("Series B Preferred Stock") on June 11, 1999. Such shares of Series B Preferred Stock will automatically be converted into 10,000,000 shares (subject to certain anti-dilution adjustments) of Common Stock on the later of (i) the amendment to the Company's Certificate of Incorporation increasing the total number of authorized shares of Common Stock by 55,000,000 shares or (ii) the obtainment of all governmental and regulatory approvals necessary for the conversion of shares of Series B Preferred Stock into shares of Common Stock.

Item 2.           Identity and Background.

                  Item 2 is hereby amended and restated in its entirety to read as follows:

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund II, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH & Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH & Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

                  The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations that could benefit from the presence of a large, management supportive shareholder with a relatively long-term investment goal. BBH & Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH & Co., BBH & Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the shares of Common Stock into which the shares of Series B Preferred Stock are convertible.

                  The address of the principal business and principal offices of each of the Fund and BBH & Co. is 59 Wall Street, New York, New York 10005.

                  The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH & Co. Long and Tucker are citizens of the United States.

                  The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH & Co. is set forth on Schedule I hereto and is incorporated herein by reference.

         (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and restated in its entirety to read as follows:

                  Pursuant to the Note Purchase Agreement (which was filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference), dated as of January 19, 1996, as amended by Amendment 1 (which was filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference) and further amended by Amendment 2 (which was filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference), (the "Note Purchase Agreement"), by and between the Company and the Fund, the Company issued, and the Fund acquired from the Company, the Note (which was filed as Exhibit 2 to the Schedule 13D and is incorporated herein by reference), for a purchase price (the "Purchase Price") of $20,000,000, upon the terms and subject to the conditions set forth in the Note Purchase Agreement.

                  The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments. Effective December 31, 1997, the Fund converted $5,000,000 of the Note into 1,250,000 shares of Common Stock.

                  On June 11, 1999, pursuant to an Exchange Agreement, dated June 11, 1999, by and between the Company and the Fund (the "Exchange Agreement") (which is filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference) the Fund exchanged the Note for 100,000 shares of Series B Preferred Stock. Such shares of Series B Preferred Stock will automatically be converted into 10,000,000 shares (subject to certain anti-dilution adjustments) of Common Stock on the later of (i) the amendment to the Company's Certificate of Incorporation increasing the total number of authorized shares of Common Stock by 55,000,000 shares or (ii) the obtainment of all governmental and regulatory approvals necessary for the conversion of shares of Series B Preferred Stock into shares of Common Stock.


Item 4.           Purpose of Transaction.

                  Item 4 is hereby amended and restated in its entirety to read as follows:

                  The Fund has acquired the shares of Series B Preferred Stock for investment purposes.

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their shares of Series B Preferred Stock or shares of Common Stock in the open market or in privately negotiated transactions.

                  No Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) the class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated in its entirety to read as follows:

                  (a) through (c). As set forth above, effective December 31, 1997, the Fund converted $5,000,000 of the Note into 1,250,000 shares of Common Stock and on June 11, 1999, pursuant to the Exchange Agreement, the Company issued to the Fund, and the Fund acquired from the Company, 100,000 shares of Series B Preferred Stock in exchange for and cancellation of the Note, which was in the principal amount of $15,000,000.

                  Giving effect to the conversion of the Series B Preferred Stock, the Fund beneficially owns 11,250,000 shares of Common Stock, representing approximately 67.6% of the outstanding shares of Common Stock. This percentage is based upon the number of shares of Common Stock outstanding as of May 28, 1999 as reported by the Company in Schedule 3.5 to the Exchange Agreement, which was 6,635,999 plus the total number of shares of Common Stock into which the Series B Preferred Stock are convertible. If the percentage were also based on the number of shares of Common Stock issuable upon conversion of the shares of Senior Convertible Preferred Stock, Series A, owned by Kiran C. Patel, which is 9,288,200 shares of Common Stock (subject to certain adjustments), the percentage owned by the Fund would be 43.4%

                  By virtue of BBH & Co.'s relationship with the Fund, BBH & Co. may be deemed to own beneficially the shares of Common Stock beneficially owned by the Fund. By virtue of the resolution adopted by BBH & Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Notes, and the Common Stock issuable upon conversion or exchange of the Notes, each of Long and Tucker may be deemed to own beneficially the shares of Common Stock beneficially owned by the Fund.

                  Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Fund directly or upon conversion or exchange of the Notes.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended and restated in its entirety to read as follows:

                  The Company has entered into the Registration Rights Agreement, as amended, with the Fund, on the terms and conditions set forth therein, giving the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public any shares of Common Stock acquired by the Fund upon conversion or exchange of the Notes (including shares acquired upon conversion of the Series B Preferred Stock.)

                  The Fund is a party to a letter agreement, dated June 11, 1999, pursuant to which Kiran C. Patel promises to vote all shares of Senior Convertible Preferred Stock, Series A, and all shares of Common Stock held of record or beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by him in favor of the amendment to the Company's certificate of incorporation to increase the number of authorized shares of the Common Stock by 55,000,000 shares. The Fund disclaims any membership in a group with Kiran C. Patel or any other person.

Item 7.           Material To Be Filed as Exhibits.

                  Item 7 is hereby amended and restated in its entirety to read as follows:

                  1. Note Purchase Agreement, dated as of January 19, 1996, by and between the Company and the Fund.*/

                  2. Subordinated Convertible Note Due December 31, 2002 in the aggregate principal amount of $20,000,000 as issued to the Fund on January 19, 1996.*/

                  3. Registration Rights Agreement, dated as of January 19, 1996, between the Company and the Fund.*/

                  4. Letter Agreement, dated as of February 28, 1997, by and between the Company and the Fund.**/

                  5. Letter Agreement, dated as of January 14, 1998, by and between the Company and the Fund.***/

                  6. Exchange Agreement, dated as of June 11, 1999, by and between the Company and the Fund.****/

                  7. Letter Agreement, dated as of June 11, 1999, by and between the Fund and Kiran C. Patel.****/


-------------------------
*/ Filed as Exhibits to the original Schedule 13D filed by the Reporting Persons on January 29, 1996 (the "Schedule 13D").

**/      Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.

***/     Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.

****/    Filed herewith.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 1999


                                        THE 1818 FUND II, L.P.

                                        By:  Brown Brothers Harriman & Co.,
                                             General Partner


                                        By:    /s/ Lawrence C. Tucker
                                             ------------------------------
                                             Name:     Lawrence C. Tucker
                                             Title:    Partner


                                        BROWN BROTHERS HARRIMAN & CO.


                                        By:    /s/ Lawrence C. Tucker
                                             ------------------------------
                                             Name:     Lawrence C. Tucker
                                             Title:    Partner


                                                /s/ T. Michael Long
                                        -----------------------------------
                                        T. Michael Long

                                                /s/ Lawrence C. Tucker
                                        -----------------------------------
                                        Lawrence C. Tucker

                                   SCHEDULE I
                                   ----------

                  Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.


                                   Business Address
                                   (if other than as
Name                               indicated above)
----                               ----------------

J. William Anderson

Peter B. Bartlett

Brian A. Berris

Taylor Bodman

John J. Borland

Douglas A. Donahue, Jr.            40 Water Street
                                   Boston, Massachusetts  02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

John A. Gehret                     525 Washington Boulevard
                                   Jersey City, New Jersey 07310-1692

Elbridge T. Gerry, Jr.

Kristen F. Giarrusso

Robert R. Gould

Kyosuke Hashimoto                  8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                 Tokyo 103, Japan

Ronald J. Hill

Landon Hilliard

                                   Business Address
                                   (if other than as
Name                               indicated above)
----                               ----------------

Radford W. Klotz

Michael Kraynak, Jr.

Susan C. Livington                 40 Water Street
                                   Boston, Massachusetts  02109

T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                40 Water Street
                                   Boston, Massachusetts  02109

Jeffrey A. Schoenfeld              40 Water Street
                                   Boston, Massachusetts  02109

Stokley P. Towles                  40 Water Street
                                   Boston, Massachusetts  02109

Andrew J.F. Tucker

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                  1531 Walnut Street
                                   Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.

                                INDEX TO EXHIBITS
                                -----------------


                                                                       Page
Exhibit                  Description                                  Number
-------                  -----------                                  ------

     6                   Exchange Agreement, dated as of June 11,
                         1999, by and between the Company and the Fund

     7                   Letter Agreement, dated as of June 11,
                         1999, by and between the Fund and Kiran
                         C. Patel